UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943
For the transition period from                                          to
Commission file number 1-5129
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MOOG INC.
EAST AURORA, NEW YORK 14052-0018
REQUIRED INFORMATION
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Signature
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Moog Inc. Savings and Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan as of September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Buffalo, New York
March 16, 2007

Moog Inc. Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits

	September 30
	2006	2005

Assets
Investments	$289,911,598	$252,274,854
Participant loans receivable	3,471,288	3,302,012
Cash and equivalents	2,066,215	697,715
Contributions receivable:
Participants	1,039,500	263,971
Moog Inc.	61,475	28,172
Accrued investment income	47,970	21,332

Net assets available for benefits	$296,598,046	$256,588,056

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2006	2005

Additions
Investment income:
Interest	$312,903	$350,253
Dividends	2,404,459	1,824,159

	2,717,362	2,174,412

Contributions:
Participant	18,698,497	16,052,742
Employer	1,145,220	959,536
Rollovers	1,516,251	805,462
Transfer from another plan	6,678,353	—

	28,038,321	17,817,740

	30,755,683	19,992,152

Deductions
Distributions	20,219,375	18,783,624
Administrative expenses	62,871	79,139

	20,282,246	18,862,763

	10,473,437	1,129,389

Net realized and unrealized appreciation in fair value of investments	29,536,553	28,475,784

Net increase	40,009,990	29,605,173
Net assets available for benefits at beginning of year	256,588,056	226,982,883

Net assets available for benefits at end of year	$296,598,046	$256,588,056

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements
September 30, 2006 and 2005
1. Description of Plan
The following is a brief description of the Moog Inc. Savings and Stock Ownership Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan sponsored by Moog Inc. (Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has separate savings and stock ownership components.
Eligibility
As of September 30, 2006, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire, except for employees of Flo-Tork, Inc. and Fundamental Technology Solutions, Inc., which maintain their own defined contribution plans.
Effective January 1, 2006, the Electro-Tec Corporation Employee Retirement Benefit Plan was merged into the Plan, and on January 3, 2006, assets of $6,678,353 were transferred to the Plan. Effective July 1, 2006, the recently acquired domestic operations of Moog FCS Inc. became a division of Moog Inc. and therefore its employees became eligible to participate in the Plan. Effective July 31, 2006, the employees of the recently acquired Curlin Medical Inc. became eligible to participate in the Plan.
Contributions and Investments
Each eligible participant may make voluntary pretax contributions to the Plan in the form of a 1% to 20% salary reduction subject to Internal Revenue Code (IRC) limits. The Plan permits participants age 50 and older to make “catch up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options. The Plan currently offers ten mutual funds, a stable return fund (comprised of trustee-commingled funds), and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company’s acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. (Honeywell) common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for plan participants.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
The Company matches 25% of employee contributions invested in Company common stock (the Company Match). The Company Match may be paid in cash or shares of Company common stock, at the Company’s discretion. The Plan also provides that the Company may make discretionary contributions; however, for the plan years ended September 30, 2006 and 2005, the Company has not elected to make any discretionary contributions.
Rollovers represent amounts contributed to the Plan by participants from prior employer plans.
Participant Accounts
A separate account is maintained for each plan participant. Participant accounts are maintained in units and the change in participant account value is based on the daily fluctuation of unit value of the underlying investment funds. Dividend and interest income is allocated based on the number of units each participant owns on the entitlement date. Participant accounts are fully and immediately vested. Participants may transfer all or part of their accounts among investment options on a daily basis except that if a participant elects to invest in Company stock those amounts invested generally cannot be transferred into other investments, except as required under the ESOP diversification regulations. Transfers to Honeywell common stock are not permitted.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59 1/2. Distribution of a participant’s account balance is also permitted in the event of death, disability, termination of employment, or immediate financial hardship, as defined in the plan document. Distributions are required to begin at age 70 1/2. Distributions are made in cash except for the Company Match and Honeywell common stock, which can be distributed in cash or shares (effective February 1, 2007, participants are permitted to take distributions of their balances from their contributions in Company stock as either cash or shares, as described in the plan document).
Participant Loans
Loans are limited to the lesser of $50,000 or one-half of the participant’s account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Administrative Expenses
Costs of administering the Plan are borne by the Company, except for loan origination fees and investment management fees which are paid by plan participants.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are presented on the accrual basis of accounting.
Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered cash equivalents.
Investments
Investments in mutual funds, Honeywell, and Company stock are reported at fair value determined by reference to quoted market prices. Purchases and sales of securities are reported on a trade date basis. Loans receivable are valued at the amount loaned, which approximates fair value. The investment in the common collective trust fund is recorded at its contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest, because this investment has fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 3.07% in 2006 and 2.99% in 2005.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
3. Investments
Net realized and unrealized appreciation in fair value of investments, including investments bought, sold, as well as held during the year is summarized as follows:

	Year Ended September 30
	2006	2005

Mutual funds	$10,766,474	$11,594,397
Common collective trust fund	1,060,967	1,272,840
Moog Inc. common stock	16,884,561	15,153,906
Honeywell International, Inc. common stock	824,551	454,641

	$29,536,553	$28,475,784

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	September 30
	2006	2005

Mutual Funds
Vanguard Windsor Fund	$39,172,431	$34,819,043
Vanguard Institutional Index Fund	23,674,129	20,322,060
American Cap World Growth and Income	16,933,899	12,564,857
Fidelity Puritan Fund	15,577,420	13,744,789

Collective Common Trust Fund
HSBC Collective Trust Stable Return Fund	35,594,011	42,372,044

Moog Inc. Common Stock
Class A	41,426,811	38,466,243
Class B	66,364,340	54,751,799

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended, and in January 2007, a new determination letter application was submitted. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Upon termination, the Company will instruct the trustee to either continue the management of the trust’s assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.

Moog Inc. Savings and Stock Ownership Plan
EIN #16-0757636            Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
September 30, 2006

		Number
		of		Fair
Identity of Issue	Description	Shares	Cost	Value

Vanguard Windsor Fund	Mutual Fund	2,126,625	$33,953,233	$39,172,431
Vanguard Institutional Index Fund	Mutual Fund	193,907	21,861,153	23,674,129
American Cap World Growth and Income	Mutual Fund	420,718	14,180,524	16,933,899
Fidelity Puritan Fund	Mutual Fund	799,662	14,606,122	15,577,420
American Growth Fund of America	Mutual Fund	456,118	12,590,078	14,577,519
American Euro Pacific Growth	Mutual Fund	157,800	6,265,689	7,186,202
Baron Small Cap Fund	Mutual Fund	277,306	6,167,154	6,541,640
Pimco Total Return Fund	Mutual Fund	587,299	6,232,378	6,137,279

Royce Fund Low Priced Stock	Mutual Fund	230,934	3,716,562	3,895,852
Pimco Real Return Fund	Mutual Fund	326,205	3,631,430	3,571,941
*HSBC Collective Trust Stable	Common Collective
Return Fund	Trust Fund	1,147,417	30,596,106	35,594,011
*Moog Inc.	Class A common stock	1,195,234	9,625,706	41,426,811
*Moog Inc.	Class B common stock	1,896,124	14,505,789	66,364,340
Honeywell International, Inc.	Common stock	226,360	4,787,283	9,258,124
Participant loans receivable	Loans maturing at various dates
	through September 29, 2011
	and bearing interest at rates
	ranging from 4.75% to 9.50%		3,471,288	3,471,288
Interest-bearing cash and cash equivalents			2,262,035	2,262,035

			$188,452,530	$295,644,921

*	Party in interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Dated: March 22, 2007	By:	/s/ Joe C. Green
Joe C. Green Plan Administrator

EXHIBIT INDEX

Exhibit	Description

23	Consent of Ernst & Young LLP